VIA EDGAR SUBMISSION

August 5, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeff Gordon Melissa Gilmore Bradley Ecker Asia Timmons-Pierce

Re:	Firefly Aerospace Inc.
Registration Statement on Form S-1
Registration File No. 333-288646

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, Firefly Aerospace Inc. (the “Company”) hereby requests that the effective date for the Registration Statement referred to above (the “Registration Statement”) be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on August 6, 2025, or as soon thereafter as is practicable.

Please contact Kevin M. Frank at (312) 862-3373 or, in his absence, Ashley Sinclair at (312) 862-3928, both of Kirkland & Ellis LLP, the Company’s legal counsel, when the Registration Statement has been declared effective or if you have any other questions or concerns regarding this matter.

Thank you in advance for your assistance.

* * * * *

Very truly yours,

FIREFLY AEROSPACE INC.

By:	/s/ David Wheeler
	Name:	David Wheeler
	Title:	General Counsel, Secretary and Senior Vice President

Firefly Aerospace Inc. | www.fireflyspace.com

1320 Arrow Point Drive #109 | Cedar Park, TX 78613 | T 512.893.5570

cc:	Jason Kim, Chief Executive Officer, Firefly Aerospace Inc.

Robert M. Hayward, P.C., Kirkland & Ellis LLP

Kevin M. Frank, Kirkland & Ellis LLP

Ashley Sinclair, Kirkland & Ellis LLP

Michael Kaplan, Davis Polk & Wardwell LLP

Stephen Byeff, Davis Polk & Wardwell LLP